FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA-ANNOUNCES SIGNING OF CONTRACT FOR
CONSTRUCTION OF LINE 12 OF THE MEXICO CITY METRO

Mexico City, July 10, 2008 – Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) announced today that an ICA-led consortium has signed the contract to build the new line 12 of the Mexico City Metro with the Directorate General of Transportation Works of the Government of Mexico City. The consortium is headed by ICA subsidiary Ingenieros Civiles Asociados, S.A. de C.V., with a 53% interest. Carso Infraestructura y Construcción, S.A.B. de C.V. (CICSA), the construction partner, has 17%, and Alstom Mexicana, S.A. de C.V. the integrator for the electro-mechanical systems, has 30%. The contract, which was awarded through an international public bidding process, has a total value of Ps. 15,290 million, excluding value added tax (IVA).

The fixed price, fixed term project will be constructed under a traditional public works mechanism. Construction is expected to begin immediately and to be completed in December 2011. The project includes the construction of a new 24.4km Metro line that will link the eastern and western parts of the city, from Tlahuac to Mixcoac. Construction will take place in two phases. The first, running from Tlahuac to Axomulco is expected to be put into service by December 31, 2010; the second, running from Axomulco to Mixcoac is expected to be put into service by December 31, 2011.

Line 12 will have 21 stations: two terminals, four transfer stations, and 15 other stations. The new line is expected to connect to the existing 2, 3, 7 and 8 Metro lines. Once completed, Line 12 will have a capacity to serve up to 412,000 passengers per day.

The Mexico City Metro is the fifth largest urban transport system in the world, extending more than 200km on the current 11 lines. Once Line 12 is completed the system will extend more than 225 km.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2008

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer